40-202A





File No. 803-00195

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(F) OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

Barbara J. Pope, P.C.

All communications, notices, and orders to:

Michael R. Butowsky, Esq.
Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

| | |
|---|---|
| In the Matter of<br><br>Barbara J. Pope, P.C.<br><br>115 S. LaSalle Street, Suite 2285W<br>Chicago, IL 60603-3866<br><br>File No. 803-____ | APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(F) OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT |

Barbara J. Pope, P.C. ("Company"), an Illinois professional corporation, hereby files this Application for an Order of the Securities and Exchange Commission ("Commission") under Section 202(a)(11)(F) of the Investment Advisers Act of 1940 ("Advisers Act") declaring it to be a person not within the intent of the Advisers Act. For the reasons discussed below, the Company believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act.

## I. BACKGROUND

The Company was organized as an Illinois professional corporation in 1992. All of the outstanding stock of the Company is owned directly by Barbara J. Pope, CPA. The Company was formed to act as the "family office" for members of the Mayer family, all of whom are descendants (or their spouses) of the parents (Karl and Wilhelmina Mayer) of two immigrant brothers who founded Oscar Mayer & Co., Inc. ("OMCO") in 1883. OMCO grew and became a publicly-held corporation controlled by members of the Mayer family and related trusts. In 1981, the stock of OMCO was sold for cash to General Foods Corporation. At that time, certain senior members of the Mayer family asked their long-time estate planning attorney from Mayer Brown & Platt (the predecessor to Mayer, Brown, Rowe & Maw LLP) to establish an office devoted to their family's financial affairs, including the management of numerous large trusts the assets of which had theretofore been invested solely in the stock of OMCO. The attorney established a professional corporation, wholly owned by him, serving the Mayer family and several other long-time friends and clients of the attorney. In 1992, Barbara J. Pope left Price Waterhouse (after providing tax services to the Mayer family and OMCO there for many years) to succeed the family office created by the former Mayer, Brown & Platt attorney in serving the Mayer family, but not the other clients served by the attorney. She created the Company to act as the family office for this purpose.

The Company performs family office services for the Mayer family and related entities (the "Clients") under contracts and agreements with the Clients. The services provided include facilitation of and assistance with respect to estate planning; trust administration; record keeping;

preparation of financial reports; tax planning and return preparation; implementation of tax and investment decisions made by Clients; partnership administration; general financial planning; and coordination of professional relationships with accountants, attorneys, investment managers, investment consultants, custodians, bankers and others as needed (the "Services"). Underlying many of these responsibilities is the provision of Federal and state tax advice and the provision of information to enable Clients to make asset allocation decisions and select investment managers. The Company's Clients consist of: (i) members of the Mayer family; (ii) the trusts, foundations, partnerships, limited liability companies, and other entities created by them (all of which are wholly-owned and controlled by Mayer family members, and in the case of trusts, were created for the sole benefit of Mayer family members); (iii) one non-family member who serves on the Boards of Managers of two family investment limited liability companies; and (iv) one trust under the will of the surviving spouse of a beloved and trusted friend of the Mayer family (a woman who had served as corporate secretary of OMCO and secretary to the chairman of OMCO for many years). The non-family member who serves on the Boards of Managers of two family investment limited liability companies mentioned in "(iii)" above is an investor in one of those limited liability companies on terms identical to those applicable to family members; he is a retired investment professional who was an equity portfolio manager in both the public and private sector for many years and receives no direct investment advice from the Company. The trust mentioned in "(iv)" above does not invest in any family investment limited liability companies; the assets are managed on a discretionary basis by a third-party broker with no advice from the Company, and the services rendered to the trust by the Company consist of income tax return preparation and administrative services. The President of the Company is an investor in three family investment limited liability companies on terms identical to those applicable to family members.

The Company has not provided, and does not intend to provide, any of its services to the general public. For administrative convenience, an employee of the Company may serve as a co-trustee of a trust or an officer of an entity, but, except as described above, investment decisions are made by the Clients. The services provided by the Company do not include investment advice*, except to the extent it is incorporated within the services listed above, such as estate planning assistance, trust administration, coordination of professional relationships with investment managers and consultants, and general financial planning, in which case the provision of information to enable Clients to make asset allocation decisions is an underlying responsibility. The Company serves as Managing Member (with investment discretion) of one family investment limited liability company, which has to date invested only in fund-of-funds vehicles in which clients can elect to invest.

The fees paid by the Company's Clients (less than $800,000 in each of the last 3 years) cover all of the salary and other expenses of the Company. At present, the Company has three full-time employees (who devote all of their business time to "family office" functions) and one student intern. The assets administered by the office for its Clients approximate $300 million.

* In connection with its performance of these services, in the future, one or more of such or similar types of family investment vehicles may be organized to facilitate the Company's provision of services to the Mayer family.

## II. REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities...." There are questions as to whether the Company's activities fall within the definition of investment adviser.

Section 203(b) of the Advisers Act provides several exemptions from registration,[**] none of which would appear to apply to the Company. Specifically, the first exemption, for "intrastate" investment advisers, is not available to the Company because not all of the Company's "Clients" are residents of Illinois; in any event (if they were all residents of Illinois), in order to avail itself of that exemption, the Company would have to limit its investment advisory activities to unlisted securities, a restriction that could prove to be unacceptable from a fiduciary perspective, because it would sharply limit asset diversification alternatives in the future. The second exemption, for advisers whose only clients are insurance companies, is not available to the Company because none of the Company's "Clients" is an insurance company. The third exemption, for "private" investment advisers under Section 203 of the Advisers Act, also is not available if the Company were required to consider and count as "Clients" (a) the immediate members of the Mayer family, and (b) the trusts, foundations, partnerships, limited liability companies, and other entities created by them. The fourth exemption, for an investment adviser that is a charitable organization, as defined in Section 3(c)(10)(D) of the Investment Company Act of 1940, or a trustee, director, officer, employee, or volunteer of such a charitable organization, is not available to the Company because it is neither a charitable organization, as defined in Section 3(c)(10)(D) of the Investment Company Act of 1940, nor a trustee, director, officer, employee, or volunteer of such a charitable organization. The fifth exemption, for any plan described in Section 414(c) of the Internal Revenue Code of 1986, a person or entity eligible to establish and maintain such a plan, or a trustee, director, officer, or employee of or volunteer of any such plan or person, is not available to the Company because it is not a plan described in Section 414(c) of the Internal Revenue Code of 1986, a person or entity eligible to establish and maintain such a plan, or a trustee, director, officer, or employee of or volunteer of any such plan or person. The sixth exemption, for investment advisers registered as commodity trading advisors with the Commodity Futures Trading Commission and whose business does not consist primarily of acting as an investment adviser, is not available to the Company because it is not an investment adviser registered as commodity trading advisors with the Commodity Futures Trading Commission. Lastly, the Company would not be prohibited from registering with the Commission under Section 203A(a)(1)(A) of the Advisers Act because it has assets under management of not less than $25,000,000, but has refrained from doing so in reliance on the legal arguments set forth below.

Therefore, if the Company were found to be within the definition of investment adviser, it would appear that it could be required to register under Section 203(c) of the Advisers Act, notwithstanding the fact that (i) the Company does not hold itself out to the public as an investment adviser, (ii) the Company's investment advisory activities, such that they are, make

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[**] Section 203(b)(1)-(6) of the Advisers Act.

up a relatively small portion of the services that its employees perform, (iii) the Company only makes investment decisions with respect to one family investment limited liability company which has to date invested only in fund-of-funds vehicles, (iv) the payments received by the Company cover just its salaries and other expenses and are not expected to grow significantly or generate large profits, and (v) a portion of the Company's employees' time is spent on "family office" tasks for the Clients, and the Company has no plans to offer its services to anyone other than the Clients. The Company requests, instead, that the Commission issue it an Order pursuant to Section 202(a)(11)(F) declaring it not to be a person within the intent of the Advisers Act.

## III. DISCUSSION

### A. The Company Does Not Hold Itself Out As An Investment Adviser

For a number of reasons, the Company should not be considered to be holding itself out to the public as an investment adviser. First, the Company's name does not have any connotations suggestive of investment advisory services, is not listed in any local telephone book as an investment adviser and appears only inconspicuously in the directory of residents located in the lobby of its building and on a sign located next to its office door. In fact, outside of the Clients, a limited number of social acquaintances and close, long-time associates of the Mayer family, the Company, its employees and those who provide services to the Company (such as its bankers (including those offering services without necessarily being retained), managers, consultants, accountants and lawyers), the Company has no reason to believe that any member of the investing public has any notion that the Company even exists, much less what it does.

Second, the Company does not engage in any advertising, does not attend investment management-related conferences as a vendor and does not conduct any marketing activities whatsoever.

Third, the Company does not solicit clients, or offer or provide Services of any kind to persons or entities other than: (i) members of the Mayer family; (ii) the other entities created either for the sole benefit of Mayer family members or for the benefit of both Mayer family members and charitable institutions; (iii) foundations created by members of the Mayer family; (iv) the one non-family Board member described in "I.(iii)" above; and (v) the one trust described in "I.(iv)" above. It is not intended that the Company will, at any time, seek or accept investment advisory clients other than Clients. The Company believes that the fact that it does not, and will not, hold itself out to the public as an investment adviser should be taken into account in determining whether the Company's provision of Services as a "family office" to the Clients require it to register under the Advisers Act.

### B. The Company Provides Services Other Than Those Traditionally Provided By Investment Advisers

As part of its business and the comprehensive Services provided to the Clients, the Company consistently provides unique administrative and support services for certain members of the Mayer family. These Services include, among others: facilitation of and assistance in estate planning; trust administration; record keeping; preparation of financial reports; tax planning and return preparation, including payroll taxes; implementation of tax and investment decisions made by Clients; partnership administration; general financial planning; and coordination of professional relationships with accountants, attorneys, investment managers, investment consultants, custodians, bankers and others as needed. These types of Services are consistent with the functions of a "family office" serving the needs of a single family, and many may not be of a type normally provided by those viewed as traditional investment advisers. The Company believes that the unique quality of these Services, and the fact that advisory services are merely one component of the Company's "family office" service offerings, should be taken into account in determining whether the Company's Services as a "family office" to the Clients require it to register under the Advisers Act.

C. There Is No Public Interest in Requiring The Company To Be Registered under the Advisers Act

The Company is a private organization that was formed to provide "family office" services for the Mayer family. All of the Company's Clients have a close relationship with the Mayer family in that they are all either immediate members of the Mayer family or are entities created by and for the Mayer family or are the one outside Board member mentioned in "I.(iii)" above or one trust mentioned in "I.(iv)" above. There are no public clients in the sense of retail investors. Indeed, the types of services provided to the Clients are significantly different in type and amplitude from the services regularly performed by an investment adviser for retail investors. By the same token, very few retail investors would be willing to receive the narrowly focused investment advice provided by the Company and use that as a baseline for making their own investment decisions. The Company's services are shaped and tailored to the needs of the Clients, not to the needs of the retail public.

Second, the Company has no plans, now or contemplated for the future, to solicit or accept clients from the retail or institutional public. The Company was organized so that all of its employees' time is spent providing the "family office" services for the Mayer family, and it intends that that will be its exclusive mission. Therefore, there should be no public interest served by requiring the Company to be registered under the Advisers Act.

IV. PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Commission in at least five instances. In the Matter of Parkland Management Company, L.L.C., Investment Advisers Act Release Nos. IA-2008, 803-179 (March 2, 2005) (Notice) and (March 27, 2005) (Order) (limited liability company, the ownership interest of which was held by a trust the ultimate beneficiaries of which were the members of a single family, that furnished services, including "family office" services, to the same family and to entities owned by and for the benefit of the same family); In the Matter of Longview Management Group LLC, Investment Advisers Act Release Nos. IA-2008, 803-142 (January 3, 2002) (Notice) and 2013 (February 7, 2002) (Order) (limited liability company and registered investment adviser, the ownership interest of which was held by a trust the ultimate beneficiaries of which were the members of a single family, that furnished services, including "family office" services, to the same family and to entities owned by and for the benefit of the same family); In the Matter of Kamilche Company, Investment Advisers Act Release Nos. IA-1958, 803-162 (July 31, 2001) (Notice) and IA-1970 (August, 27, 2001) (Order) (holding corporation whose stock was owned directly by or for the exclusive benefit of members of a single family and that, in part, furnished services, including "family office" services, to the same family and to entities created by and for the sole benefit of the same family); In the Matter of Bear Creek Inc., Investment Advisers Act Release Nos. 1931 (March 9, 2001) (Notice) and 1935 (April 4, 2001) (Order) (corporation formed by a limited liability company controlled by a single family to serve as the trustee for trusts created by and for the benefit of the members of the same family, and that provided services to the trusts for the benefit of the same family); and In the Matter of Moreland Management Company, Investment Advisers Act Release Nos. 1700, 803-130 (February 12, 1998) (Notice) and 1706 (March 10, 1998) (Order) (corporation, all of the outstanding stock of which was held in trust for the benefit of members of a single family, that served as the "family office" for the family and furnished services to the trust for the benefit of the same family and to entities created by the same family to serve as vehicles for investments).

## V. PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, the Company states that its address is indicated on the first page of this Application. The Applicant further states that all written or oral communications concerning this Application should be directed to:

Michael R. Butowsky, Esq.
Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019
(212) 506-2512

All requirements for the execution and filing of this Application on behalf of the Company have been complied with in accordance with the Articles of Incorporation and By-Laws of the Company, and the undersigned officer of the Company is fully authorized to execute this Application. The Company has adopted the Resolution attached as Exhibit A authorizing the filing of this Application. The Verification required by Rule 0-4(d) under the Advisers Act is attached as Exhibit B and the Proposed Notice of the proceeding initiated by the filing of this Application, required by Rule 0-4(g) under the Advisers Act, is attached as Exhibit C.

## VI. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Company requests that the Commission issue an Order under Section 202(a)(11)(F) of the Advisers Act declaring it not to be a person within the intent of the Advisers Act. The Company submits that the Order is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

AUTHORIZATION AND SIGNATURE

All requirements of the Articles of Incorporation and By-Laws of Barbara J. Pope, P.C. have been complied with in connection with the execution and filing of this Application. Barbara J. Pope, P.C., by a resolution duly adopted by its Sole Director as of February 3, 2006 (a certified copy of which resolution is attached as Exhibit A to this Application) has authorized the making of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

Barbara J. Pope, P.C. has caused the undersigned to sign this Application on its behalf in the County of Cook, State of Illinois on this 3rd day of February, 2006.

Barbara J. Pope, P.C.

By: Barbara J. Pope
Name: Barbara J. Pope
Title: President

Attest:
Sonseeare Sentini

Barbara J. Pope, P.C.

The undersigned hereby certifies that she is President of Barbara J. Pope, P.C., and further certifies that the following resolution was duly adopted by the Sole Shareholder on February 3, 2006, and is still in full force and effect.

RESOLVED, that any appropriate officer of Barbara J. Pope, P.C. be, and each of the officers is, hereby severally authorized to prepare and execute on behalf of Barbara J. Pope, P.C. and to file with the Securities and Exchange Commission ("SEC") pursuant to Section 202(a)(11)(F) of the Investment Advisers Act of 1940 ("Advisers Act") an exemptive application for an order declaring Barbara J. Pope, P.C. to be a person not within the intent of the Advisers Act, and

FURTHER RESOLVED, that any appropriate officer of Barbara J. Pope, P.C. be, and each of the officers is, hereby severally authorized to file with the SEC such exemptive application and any amendments thereto in such form as the officer or any one of the officers deems necessary and appropriate, and to do any and all things necessary or proper under the Investment Company Act of 1940, the Advisers Act, the Securities Act of 1933 and the Securities Exchange Act of 1934, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper.

IN WITNESS WHEREOF, I hereunto set my hand, this 6th day of February, 2006.

By: Barbara J. Pope

Barbara J. Pope
President

## VERIFICATION

STATE OF ILLINOIS :ss:
County of Cook

The undersigned being duly sworn, deposes and says that she has duly executed the attached Application dated February 3, 2006, for and on behalf of Barbara J. Pope, P.C. (the "Company"); that she is the President of the Company; and that all actions by shareholders and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that she is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information, and belief.

Barbara J. Pope, P.C.

By: Barbara J. Pope
Name: Barbara J. Pope
Title: President

On the 3rd day of February, 2006, before me, Donna E. Morgan, the undersigned Notary Public, personally appeared Barbara J. Pope, personally known to me to be the person whose name is subscribed to the within instrument, and acknowledged that she executed it.

Witness my hand and official seal.

Donna E. Morgan

"OFFICIAL SEAL"
Donna E. Morgan
Notary Public, State of Illinois
My Commission Exp. 07/25/2009

**EXHIBIT C - PROPOSED NOTICE**

SECURITIES AND EXCHANGE COMMISSION

[Investment Advisers Act Release No. _____________; 803-[_______]]

Action: Notice of Application for Exemption Under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: Barbara J. Pope, P.C.

Relevant Advisers Act Sections: Exemption requested under Section 202(a)(11)(F) from Section 202(a)(11).

Summary of Application: Applicant requests an order declaring it to be a person not within the intent of Section 202(a)(11), which defines the term "investment adviser."

Filing Dates: The application was filed on February ____, 2006.

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on _____, 2006, and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the SEC's Secretary.

Addresses: Secretary, SEC, 100 F Street, N.E., Washington, D.C. 20549. Applicant, c/o Michael R. Butowsky, Esq., Mayer, Brown, Rowe & Maw LLP, 1675 Broadway, New York, New York 10019.

For Further Information Contact: [____________], Attorney, or Jennifer L. Sawin, Assistant Director, at [(202) [______________] (Division of Investment Management, Office of Investment Adviser Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch.

**Applicant's Representations:**

1. Applicant was organized as an Illinois professional corporation in 1992.

2. All of applicant's outstanding stock of Barbara J. Pope, P.C. is owned directly by Barbara J. Pope, CPA.

3. The applicant was formed to act as the "family office" for members of the Mayer family, all of whom are descendants (or their spouses) of the parents of the two brothers who founded Oscar Mayer & Co., Inc. ("OMCO") in 1883. Applicant's clients consist of: (i) members of the Mayer family; (ii) the trusts, foundations, partnerships, limited liability companies, and other entities created by them (all of which are wholly-owned and controlled by Mayer family members, and in the case of trusts, were created for the sole benefit of Mayer family members); (iii) one non-family member of the Boards of Managers of two family investment limited liability companies; and (iv) one trust under the will of the surviving spouse of a beloved and trusted friend of the Mayer family (a woman who had served as corporate secretary of OMCO and secretary to the chairman of OMCO for many years).

4. Applicant provides facilitation of and assistance in estate planning; trust administration; record keeping; preparation of financial reports; tax planning and return preparation, including payroll taxes; implementation of tax and investment decisions made by Clients; partnership administration; general financial planning; and coordination of professional relationships with accountants, attorneys, investment managers, investment consultants,

custodians, bankers and others as needed. Underlying many of these responsibilities is the provision of Federal and state tax advice and the contribution of information to permit Clients to make asset allocation decisions and select investment managers. Applicant serves as Managing Member of one family investment limited liability company. Applicant currently has three full-time employees. The fees paid by the Applicant's Clients cover the salary and expenses of the Applicant.

**Applicant's Legal Analysis:**

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities ..." Section 202(a)(11)(F) of the Advisers Act authorizes the SEC to exclude from the definition of "investment adviser" persons that are not within the intent of Section 202(a)(11).

2. Section 203(a) of the Advisers Act requires investment advisers to register with the SEC. Section 203(b) of the Advisers Act provides exemptions from this registration requirement.

3. Applicant asserts that it does not appear to qualify for any of the exemptions provided by Section 203(b). Applicant requests that the SEC declare it to be a person not within the intent of Section 202(a)(11).

4. Applicant asserts that it provides unique administrative, personal expense management and support services for certain members of the Mayer family and that many may not be of a type normally be provided by those viewed as traditional investment advisers. These

Services are consistent with the functions of a "family office" serving the needs of a single family.

5. Applicant asserts that there is no public interest in requiring it to be registered under the Advisers Act. Applicant states that it is a private organization that was formed to be the family office for the Mayer family. Applicant represents that all of its clients have a close relationship with the Mayer family in that they are all either immediate members of the Mayer family, are entities created by and for the Mayer family or are one non-family Board member or one trust having a close relationship with the Mayer family. Applicant states that it has no public clients in the sense of retail investors, and that it has no plans, now or contemplated for the future, to solicit or accept clients from the retail or institutional public. Applicant asserts that it intends that serving as the "family office" for the Mayer Family will be its exclusive mission.

6. Applicant states that it does not hold itself out to the public as an investment adviser. Applicant states that its name, which does not itself have any connotations suggestive of investment advisory services, is not listed in any telephone book as an investment adviser and appears only on the index of residents located in the lobby of its building. Applicant represents that it does not engage in any advertising, attend investment management-related conferences as a vendor, or conduct any marketing activities.

For the SEC, by the Division of Investment Management, under delegated authority.

Jonathan G. Katz

Secretary